August 17, 2006

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, NE

Washington, D.C. 20549-6010

Attn: Jeffrey Riedler and Song P. Brandon

RE:	Genaera Corporation

Schedule 14A, filed August 9, 2006

File No. 0-19651

Ladies and Gentlemen:

On behalf of Genaera Corporation (the “Company”), we respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated August 11, 2006 from Mr. Jeffrey Riedler to John A. Skolas. For your convenience, the comments are included in this letter and are followed by the applicable response.

Schedule 14A

Proposal No. 1-Approval of the Grant of Discretionary Authority, page 3

1.	Please disclose whether you currently have any plans or intentions to issue any of the additional shares that will result from the reverse stock proposal. If you do, please describe the plans and state how many shares will be issued pursuant to each such plan. If you have no current plans or intentions to issue the additional shares, provide a statement to that fact.

Response:

The Company accepts the Staff’s comment and will revise the disclosure on page 5 of the Schedule 14A to include the following statement: “The Board of Directors has no current plans or intentions to issue any of such available authorized and unissued shares.”

Securities and Exchange Commission

August 17, 2006

If you have any questions, please feel free to contact James A. Lebovitz at 215.994.2510, or the undersigned at 215.994.2562. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Derick S. Kauffman
Derick S. Kauffman

cc:	John A. Skolas

James A. Lebovitz, Esq.

August 17, 2006

VIA EDGAR

Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, NE

Washington D.C. 20549-6010

Dear Mr. Riedler:

In connection with the filing of the Schedule 14A on August 9, 2006 (the “Proxy Statement”), Genaera Corporation (“the Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures contained in the Proxy Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GENAERA CORPORATION

By:	/s/ John A. Skolas
Name:	John A. Skolas
Title:	Executive Vice President, Chief Financial
Officer, General Counsel and Secretary